March 31, 2025

Kenny Cheung
Executive Vice President and Chief Financial Officer
Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077

       Re: Sysco Corporation
           Form 10-K for Fiscal Year Ended June 29, 2024
           File No. 001-06544
Dear Kenny Cheung:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services